FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica –Issue of cash-settled equity-linked bonds	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (hereinafter “Telefónica”), as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

TELEFÓNICA has decided to carry out an issue of cash-settled equity-linked bonds (the “Bonds”) for placement among qualified investors on the international market (the “Issue”). The Bonds will be issued by Telefónica Participaciones, S.A.U. (the “Issuer”), and guaranteed by TELEFÓNICA.

The main terms and conditions of the Bonds, which will be subject to English law (the “Conditions”), are the following:

1.	The Bonds will be unsubordinated and in the denomination of 100,000 euros.

2.	The maturity date of the Bonds will be on the fifth anniversary of the date of issue. The Bonds may be redeemed by the Issuer in advance upon the occurrence of certain circumstances envisaged in the Conditions.

3.	The Bonds will include a cash-settled conversion option (the “Cash-Settlement Option”), which may be exercised by holders within a limited time period prior to their maturity, or earlier in certain circumstances. Upon conversion the holders will receive a cash payment to be determined in part by reference to the trading price of the shares of TELEFÓNICA. Neither TELEFÓNICA nor any of its group companies will be required to issue or deliver shares upon exercise of this option or upon redemption of the Bonds.

The accelerated bookbuild will begin upon publication of this relevant event notice and it is envisaged that it will conclude today and in any event no later than at opening of the stock exchange tomorrow. The nominal amount of the Issue and the issue price will be announced upon conclusion of said process by means of a relevant event notice. The issue of the Bonds is being led by several banks as placement entities (the “Joint Bookrunners”).

Concurrently with the issue of the Bonds, TELEFÓNICA will purchase cash-settled call options on TELEFÓNICA’s shares from one or several financial institutions in order to hedge the Issuer and TELEFÓNICA’s exposure to any payments to be made under the Cash-Settlement Option. The financial institutions have informed TELEFÓNICA that they anticipate entering into transactions in TELEFÓNICA shares to hedge their exposure under such call options, including during the averaging period for the determination of the Reference Price of the TELEFÓNICA shares and at or around the conversion or redemption of the Bonds. These transactions may affect the market price of TELEFÓNICA shares, the value of the Bonds and the amount received by holders on exercise of the Cash-Settlement Option.

Given that TELEFÓNICA shares will not be issued or delivered, the combination of the Issue and the purchase of cash-settled call options will not have a dilutive effect on the TELEFÓNICA share.

The proceeds of the Issue will be used for general corporate purposes and for the purchase of cash-settled call options.

Telefónica intends to apply for the Bonds to be admitted to trading on a regulated market, multilateral trading facility or other organised market.

Madrid, March 2, 2016.

THIS DOCUMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW. THIS DOCUMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL.

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “US SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY US PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED AND, IF SENT IN RESPONSE TO THIS DOCUMENT, WILL NOT BE ACCEPTED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 2, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors